                                 UNITED STATES
                                 -------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)*


                                 M-WAVE, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities

                                  554034 10 8
                           ------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 554034 10 8                   13G               Page 2 of 7 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Capital Corporation of Chicago             36-2464372
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Illinois

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5        787,500 shares
     NUMBER OF                See item 4 and disclaimer appearing at end
                              of this Schedule.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7        787,500 shares
    REPORTING                 See item 4 and disclaimer at end of
                              this Schedule.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9          787,500 shares
            See item 4 and disclaimer appearing at end of this
            Schedule.
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            27.53%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

- ------------------------------------------------------------------------------
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  CUSIP NO. 554034 10 8                   13G               Page 3 of 7 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Corporation                        36-2669970
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9 None except indirectly through one or more subsidiaries as reported herein. See Item 4.

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO HC

- ------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
            --------------

            M-Wave, Inc.. (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            216 Evergreen Street
            Bensenville, Illinois 60106

Item 2(a).  Name of Person Filing:
            ---------------------

            First Chicago Corporation ("FCC") is filing this statement on behalf of itself and First Capital Corporation of Chicago ("FCCC"), its wholly-owned subsidiary. Exhibit A attached hereto contains the agreement of FCCC and FCC to file joint disclosure statements on
            Schedule 13G.

Item 2(b).  Address of Principal Business Office:
            ------------------------------------

            For FCC and FCCC:
            One First National Plaza
            Chicago, Illinois 60670

Item 2(c).  Citizenship:
            -----------

            FCCC is a corporation organized under the laws of the State of Illinois. FCC is a corporation organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock (the "Common")

Item 2(e).  CUSIP Number
            ------------

            554034 10 8

Item 3.     Type of Person Filing:
            ---------------------

            Not applicable.

Item 4.     Ownership:
            ---------

            (a)-(b) FCCC owns 694,464 shares of Common. Additionally, for purposes of Regulation 13D-G, FCCC may be deemed to own an additional 93,036 shares for which FCCC has received an irrevocable proxy from the certain holders of Common (the "Holders") thereof authorizing FCCC to vote all such shares. FCC may be deemed to own the shares deemed to be beneficially owned by FCCC solely through its ownership of FCC.

            (c) See items 5 through 9 and item 11 on pages two and three hereof.

Item 5.     Ownership of Five Percent or Less of a Class:
            --------------------------------------------

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
            ------------------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Member of the Group:
            --------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group:
            ------------------------------

            Not applicable.

Item 10.    Certification:
            -------------

            Not applicable.

DISCLAIMER:
- ----------

     NOTHING IN THIS SCHEDULE 13G SHALL BE CONSTRUED AS AN ADMISSION THAT EITHER FIRST CHICAGO CORPORATION OR FIRST CAPITAL CORPORATION OF CHICAGO IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT OF 1934, THE BENEFICIAL OWNER OF ANY OF THE SHARES OF COMMON STOCK OWNED BY THE HOLDERS.

Signature:
- ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1994

                                       FIRST CAPITAL CORPORATION OF CHICAGO


                                             /s/ Robert A. Rosholt
                                       By:  _______________________
                                             Robert A. Rosholt
                                             Executive Vice President


                                       FIRST CHICAGO CORPORATION


                                             /s/ Robert A. Rosholt
                                       By:  _______________________
                                             Robert A. Rosholt
                                             Executive Vice President and
                                               Chief Financial Officer

                                   EXHIBIT A



                                   AGREEMENT
                                   ---------


   The undersigned hereby agree, pursuant to (S)240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago Corporation may file a Schedule 13G under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Common Stock of M-Wave, Inc.

Date:  February 11, 1994

                                       FIRST CAPITAL CORPORATION OF CHICAGO


                                            /s/ Robert A. Rosholt
                                       By:  _______________________
                                             Robert A. Rosholt
                                             Executive Vice President


                                       FIRST CHICAGO CORPORATION


                                             /s/ Robert A. Rosholt
                                       By:  _______________________
                                             Robert A. Rosholt
                                             Executive Vice President and
                                               Chief Financial Officer